TROUTMAN SANDERS LLP
                                ATTORNEYS AT LAW
                              BANK OF AMERICA PLAZA
                      600 PEACHTREE STREET, N.E. - SUITE 5200
                           ATLANTA, GEORGIA  30308-2216
                              www.troutmansanders.com
                             TELEPHONE:  404-885-3000
                             FACSIMILE: 404-885-3900

      W. Brinkley Dickerson, Jr.	             Direct Dial:	404-885-3159
      brink.dickerson@troutmansanders.com	       Direct Fax:	404-962-6743

April 26, 2007




Mr. Michael Fay
Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	US 1 Industries, Inc. File No. 001-08129
	Form 10-K for the Year Ended December 31, 2006

Ladies & Gentlemen:

	On behalf of US 1 Industries, Inc. (the 'Company'), we are providing responses to the Staff's comment letter dated April 2, 2007. The comments relate to the Company's Form 10-K for the year ended December 31, 2006.
In this letter, references to "we" refer to the Company. To facilitate your review, the Staff's comments have been reproduced, with the Company's response following each comment.

Comment #1

Please disclose in terms of cash the reason for the material change in cash from operating activities for 2006 compared to 2005. Since you use the indirect method in presenting cash flows from operating activities on the statement of cash flows, reciting changes in line items reported therein would not be sufficient. Refer to Section IV.B.1 of FR-72 for guidance.

Response:

FR-72 provides:

The discussion and analysis of operating cash flows should not be limited by the manner of presentation in the statement of cash flows.49 Alternate accounting methods of deriving and presenting cash flows exist, and while they generally yield the same numeric result in the major captions, they involve the disclosure of different types of information. When preparing the discussion and analysis of operating cash flows, companies should address material changes in the underlying drivers (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale), rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows.


Our liquidity section currently indicates the following:

Net cash provided by (used in) operating activities increased $5.5 million from ($1.6 million) for the year ended December 31, 2005 to $3.9 million for the year ended December 31, 2006. Net income in 2006 of $3.1 million was the primary source of cash provided by operations. Accounts receivable decreased by $1.3 million, however, this decrease was largely offset by a decrease in accounts payable of $1.0 million.

Prospectively, we will disclose the reasons for the material changes in cash from operating activities in our liquidity section. For instance, we would expect to add additional disclosure such as:

Cash provided by (used in) operations increased from cash used in operations of ($1,598,817) to cash provided by operations of $3,874,335. The increase in cash provided by operations was primarily attributable to an increase in cash received from customers. Cash received from customers increased due to both increased revenues as well as improved collections of accounts receivable compared to the prior year. Despite an annual increase in revenue in the current year of approximately 9%, accounts receivable decreased approximately $1.2 million due to an increased focus on improving collections as well as slower revenue growth in the fourth quarter of 2006 compared to the fourth quarter of 2005. Overall, our credit terms to customers remained consistent with the prior year. In 2005, our accounts receivable increased $7.1 million as a result of increased operating revenues combined with slower collection of outstanding receivables. In 2005, revenue growth in the fourth quarter was approximately 14% compared to revenue growth in the fourth quarter of 2006 of approximately 2%.

A substantial amount of our costs are variable and as such the increase in cash received from customers was significantly offset by an increase in cash paid for operating expenses including purchased transportation, commissions and insurance. In addition, due to timing of that revenue growth and related payments to vendors, despite our increased growth, there was a decrease in accounts payables from the prior year, which increases the cash paid for operating expenses. This is due primarily to timing of payments. Overall our revenue remained relatively flat in the fourth quarter of 2006, showing an increase of approximately 2% from the prior year. There were no significant changes in payment terms with our primary agents, independent contractors and other vendors. Overall, our customers typically pay within 30-45 days from invoice date while payment terms to many of our agents and owner operators are less than 15 days.

The other significant cash expenditure for operations is interest paid related to our line of credit and subordinated debt. Cash paid for interest increased $98,057 from $672,068 in 2005 to $770,125 in 2006 primarily as a result of increasing interest rates.


Comment #2

Please disclose in the notes to the financial statements the nature and significant terms (interest rate, maturity date, etc.) of this note that originated in fiscal 2006. Also tell us why the note receivable is not presented in the body of or as supplemental noncash activity information to the statement of cash flows, and revise as appropriate.




Response:

The amount included on the financial statements includes 11 notes receivable. These notes were not disclosed in the financial statements as they represented only 1.8% of the Company's consolidated assets as of December 31, 2006.

The majority of the balance is comprised of one note receivable relating to an advance made to an agent. Originally $500,000 was advanced to an agent and is repayable in monthly installments of $8,333, with the final payment due in June 2011. The balance on this note as of December 31, 2006 was approximately $471,000. Under the terms of the agreement, the amount would be repaid at a rate of $8,333 per month with the Company giving the agent a credit for such payment each month the agent continues to work as an agent of the Company. However, in the event, the agent ceases its relationship with the Company, the outstanding balance under this note receivable would become immediately due and payable. The Company believes this agent has the financial capability to repay this note receivable.

The remainder of the balance consists of 10 notes receivable resulting from advances to agents and owner operators. The remaining balance on these notes is approximately $111,000. These notes bear interest at rates ranging from 9.5% - 17% with weekly payments ranging from approximately $100 - $400. Maturity of these notes receivable ranges from November 2007 through July 2011.

The Company makes advances to agents in the normal course of its business and, consequently, the notes receivable were treated as an operating activity. The notes receivable were included in cash flow from operations in the changes in operating assets and liabilities and were therefore not included in supplemental non-cash activity. If the Staff believes such notes should be classified as investing activities, the Company will adjust this classification prospectively.

In addition, the Company will add footnote disclosure regarding the terms of these notes receivable on a prospective basis if the staff believes such disclosure is required. The Company's decision not to disclose such notes receivable in the footnotes was based primarily on the overall immateriality of such amounts relative to the total assets of the Company.

Comment #3

Reference is made to note 9 in regard to the exchange of convertible subordinated debt for the long-term debt referred to in note 8. This transaction should be presented as supplemental noncash financing activity to the statement of cash flows in accordance with the guidance in paragraph 32 of FAS 95. Please revise accordingly.

Response:

Based on your comment, we will disclose in our financial statements on a prospective basis any conversion of long-term debt into convertible subordinated debt as supplemental non-cash financing activity on the statement of cash flows.







Comment #4

We note you obtain a significant percentage of business through independent agents, who then arrange with independent truckers to haul the freight to the desired destination. You also disclose that i) independent truckers generally own the trucks they drive and independent agents own the terminals from which they operate, ii) expenses related to the operation of the trucks are the responsibility of the independent contractors and the expenses related to the operation of the terminals are the responsibility of the agents, and iii) you pay the independent truckers and agents a percentage of revenue received from customers for the transportation of goods. In this regard, please explain to us why it is appropriate to recognize gross as a principal versus net as an agent for business obtained in this manner in accordance with EITF 99-19. Tell us all the factors that exist and the relative strength of each that indicate you are the principal in transactions conducted through independent parties. Assuming a satisfactory response, your significant accounting policy should be expanded to provide robust disclosure to specifically address the factors that enable you to appropriately recognize revenues on a gross basis in accordance with EITF 99-19.

Response:

Considering the guidance in EITF 99-19 and the following factors, we believe reporting revenues at the gross amount billed to customers rather than net of agent and driver payments, to be appropriate:

* The Company is the primary obligor in the arrangement - Ultimately, the Company and not the agent is responsible for providing the service desired by the customer. In the event the customer is not satisfied with the service provided, it is the Company that would be obligated to issue the customer a credit. The Company processes all the permits and insurance that allows interstate motor carriage. The Company will not do business with the agents directly, only operating as agents of the Company. The Company handles all billing to and collections from the end customer. In the event of damage to a load during transportation it is the Company and not the agent that is responsible for such damage. We believe these facts are evidence that the Company is viewed as the primary obligor.

* The agent typically records revenue as the amount paid to it by the Company. Therefore, no other party is recording the gross revenues for these transactions. While not a specific factor in EITF 99-19, we believe the fact that the agent does not record the revenue gross as further evidence that the Company and not the agent is viewed as the primary obligor.

* The Company has credit risk - The Company is responsible for billing the customer. Typically, agents and drivers are paid very quickly (7-15 days) after the customer is billed. Therefore, in most cases, the drivers and agents are paid prior to collection from the customer.

In addition, the Company has a legal right to the accounts receivable and uses the A/R as the underlying borrowing base for its revolving line of credit.

Based on these facts, it appears that the Company bears the credit risk.

Based on your comment, on a prospective basis, we will specifically discuss the factors above that enable us to appropriately recognize revenues on a gross basis in accordance with EITF 99-19. We propose adding the following to our revenue recognition accounting policy:

The Company determined it operates as the primary obligor, typically provides insurance on the loads delivered and has credit risk and as a result the Company recognizes revenue on a gross basis in accordance with EITF 99-19.

Comment #5

We note that you aggregate "all other" segments into one reportable segment because they are not material. Information for "all other" segments may need to be presented separately regardless of their materiality because they do not have similar economic characteristics and are not similar in each of the five criteria specified in paragraph 17 of FAS 131 for aggregation within a reportable segment. Accordingly, it appears "all other" segments not meeting the quantitative thresholds specified in paragraph 18 of FAS 131 should be combined into an "all other" category, unless aggregation of two or more of these is appropriate pursuant to EITF 04-10. Please revise your segment disclosures accordingly, or explain to us why you believe this is not appropriate.

Response:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

An operating segment is a component of an enterprise

(a) That engages in a business activity from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise
(b) Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and its performance and

(c) For which discrete financial information is available

The Company has 16 operating subsidiaries that operate as separate interstate trucking companies. There is discrete financial information for each subsidiary trucking company and the results are reviewed by the chief operating decision maker to assess performance and allocate resources. As such, each subsidiary would be considered a separate operating segment.

However, these operating segments exhibit similar long-term financial performance. On a long-term basis, these operating subsidiaries are expected to have similar profit margins. Historically, these operating segments have all generated thin margins (1% - 5%). As such, in accordance with paragraph 17 of SFAS 131, such operating segments have been aggregated into one reporting segment. Below is a consideration of the criteria listed in paragraph 17 of SFAS 131:

(a) The nature of the products and services - The Company provides freight services in all subsidiaries
(b) The nature of the production process - not applicable to our business
(c) The methods used to distribute products or provide services - freight services are provided primarily through the utilization of independent owner operators for each of these subsidiaries
(d) If applicable, the nature of the regulatory environment - each subsidiary is subject to regulation by the DOT

Based on these facts, we believe it is appropriate to aggregate the operating segments into one reporting segment.

We will prospectively correct our segment policy to read as follows:

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires public enterprises to report certain information about reporting segments in financial statements. As the Company's operating segments exhibit similar economic characteristics and meet the aggregation criteria of Statement 131, they are reported in one segment.


Comment #6

Please provide headings for each column presented in the table.

Response:

We will prospectively add headings in the table.

Comment #7

Also, please revise your presentation for 2006 to present the dilutive effect of convertible debt outstanding, or tell us and disclose why this is not appropriate.

Response:

Our calculation indicated that the common stock equivalents related to the convertible debt were anti-dilutive during fiscal 2006 as the conversion price for this convertible debt was greater than the average market price for the fourth quarter of 2006. The convertible debt was issued in the fourth quarter of 2006. The average stock price in the fourth quarter was $1.35 compared to the conversion price of $1.48.

Prospectively, in the event we have anti-dilutive common stock equivalents, we will add the following disclosure:

________ common stock equivalents have been excluded from the diluted weighted average shares outstanding as the impact of these shares would be anti-dilutive.

Comment #8

Please tell us and disclose in MD&A and the notes to the financial statements as appropriate the i) business purpose for the option to sell Patriot Logistics,
ii) terms and conditions under which the option may be exercised and iii) effect on your consolidated results of operations, cash flows and liquidity should the option be exercised.

Response:

Under the current agreement with the general manager of Patriot Logistics, there is no non-compete with this individual.. Under this arrangement, the general manager of Patriot Logistics could leave the Company and start up an independent operation potentially taking customers and suppliers.

The primary benefit the Company received from granting this option is the fact that it would receive cash equal to the book value of the business. Without this option, should the general manager leave the Company (and take customer relationships with him), the Company could be exposed to an increased risk of potential accounts receivable collection issues. The primary benefit provided to the general manager is that in the event the general manager becomes dissatisfied with the Company, he would be able to maintain the business under the same name, phone number, etc.

We propose revising the footnote disclosure related to this matter on a prospective basis as follows:

"In October 2006, the Company and the general manager of Patriot Logistics, Inc., a wholly owned subsidiary of the Company, entered into an agreement under which the Company granted the individual the option to purchase 100% of the outstanding stock of Patriot for a purchase price equal to the book value of Patriot. The option is immediately exercisable, and may be exercised in whole (not in part) at any time prior to October 2008. Patriot Logistics had revenue of $46.4 million, 45.7 million, and 33.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. Patriot Logistics had pre-tax income (loss) of ($280,799), $749,986, and $205,821 for the years ended December 31, 2006, 2005 and 2004, respectively."

Comment #9

The estimated cost to remediate the Phoenix property should be recorded as a liability and not as part of a valuation allowance against the carrying amount of the property. Please revise your balance sheet accordingly.

Response:

Based on your comment, we will reclassify the valuation allowance as a liability in our consolidated balance sheet on a prospective basis.

Comment #10

Please explain to us and disclose the basis for the estimated cost of $141 thousand to remediate the Phoenix property. Further, tell us and disclose the regulatory agencies involved in remediating the property, the phases of the remediation process that have been completed and remaining phases to be performed, and what further steps are necessary in determining the overall estimated cost of remediation.

Response:

The estimated cost to remediate the Phoenix property first appeared it the Company's Form 10-K for the year ended December 31, 1994. The Company believes that at that time management had an estimate from a contractor for the remediation; however, the Company is currently unable to locate the estimate on which the disclosure was based. The Arizona Department of Environmental Quality is the regulatory agency involved in the remediation of the property. Remediation of the property involves removal of the tanks followed by the installation of monitoring wells which are sampled periodically. To date, the tanks have been removed and the monitoring wells installed. The Company has ordered samples from those wells and expects results from the samples to be available in approximately two weeks. Once the results of the samples have been obtained, the estimated cost of remediation can and will be estiamted again. Assuming that this work is completed in time, the Company will include updated disclosure on the cost of remediation of the property in its Form 10-Q for the quarter ended March 31, 2007. The Company believes its estimate of cost for remaining remediation of approximately $141,000 was substantially correct as of December 31, 2006.


Comment #11

If the carrying value of the Phoenix property in its present condition exceeds its fair value, you should recognize an impairment loss and reduce the carrying value of the property accordingly. Please advise us of the property's fair value and how this was determined.

Response:

The Company currently leases the Phoenix property for approximately $144,000 per year. As the cash flows generated from this lease exceeds the $141,000 carrying value of the property, the Company has concluded there is no impairment of the property.

Comment #12

Please revise to additionally disclose that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. If this is not true, please disclose the reasons why. Refer to the definition of "disclosure controls and procedures" in Exchange Act Rules 13a-15(e) and 15(d)-15(e).

Response:

We will include the required disclosure prospectively.

Comment #13

Please expand the schedule to include the "deferred tax valuation allowance" account and its related financial information accordingly. Refer to Rule 5-04 of Regulation S-X

Response:

The Company will add this disclosure to Schedule II on a prospective basis.

Per your request, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2. The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have questions about any of the Company's responses or have additional comments, please feel free to contact me.

                                           Sincerely,

                                           TROUTMAN SANDERS LLP




                                           W. Brinkley Dickerson, Jr.

WBD, Jr./lb

cc:	Michael E. Kibler
	Harold E. Antonson
	Sean Henaghan (BDO)
	Patrick Macken (Troutman)